EXHIBIT 99.1

Volvo: Renault Trucks Received Order from World Bank

GOTEBORG, Sweden, Oct. 13, 2005 (PRIMEZONE) -- AB Volvo's subsidiary Renault Trucks has received an order from the World Bank for 280 Renault Kerax construction trucks. The trucks will be used in the rebuilding of the cities and villages in the heavily earthquake-damaged Bam region in Iran.

On December 26, 2003, the ancient Bam region in Iran was hit by an earthquake that destroyed about 60% of all buildings and killed over 25,000 people. The Bam region lies along the famous Silk Road trade route.

The order from the World Bank, which was signed in mid-September, is for 200 Renault Kerax 6x4 and 80 Renault Kerax 4x2 trucks, all equipped with tippers. Deliveries are scheduled for February through June 2006.

In 2004, 6,900 Renault Kerax trucks were sold and to date this year 6,300 have already been sold.

October 13, 2005

For further information, please contact Marten Wikforss, +46 31 66 11 27, +46 705 59 11 49

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the U.S.

This information was brought to you by Waymaker.

http://www.waymaker.net

The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=140245&fn=wkr0001.pdf

-0-